IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

IndyMac MBS, Inc.
(Exact Name of Registrant as Specified in Charter)

0001090295
(Registrant CIK Number)

Form 8-K for February 18, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-102888
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on February 18, 2004.

INDYMAC, MBS, INC.

By: Victor H. Woodworth
Victor H. Woodworth
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY UBS Investment Bank

for

IndyMac MBS, INC.

Mortgage Pass-Through Certificates, Series 2004-IndyPort1

MBS New Transaction

Computational Materials

$509,457,000

(Approximate)

INDYMAC MBS, INC.

Depositor

Residential Asset Securitization Trust, Series 2004-IndyPort1

IndyMac Bank

Seller and Master Servicer

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by IndyMac Bank F.S.B. (the "Seller"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

Preliminary Term Sheet ***February 17, 2004***

IndyMac Bank.

$509,457,000 (Approximate)
Residential Asset Securitization Trust, Series 2004-IndyPort1

Class	Initial Certificate Principal Balance / Notional Amount(1)(2)	Principal Type	Initial Pass-Through Rate(3)	Wtd. Avg. Months to Reset	Wtd. Avg. Reset Margin	Wtd. Avg. Life(4)	Principal Payment Window(4)	Expected Ratings (S&P / Moody's)
Offered Certificates								
A-1	484,397,000	Senior, Pass-Through	4.03877%(5)	49	1.750%	2.28	Mar04 – Mar08	AAA / Aaa
A-R	100	Senior, Residual	5.21877%(7)	N/A	N/A	N/A	N/A	AAA / N/R
B-1	22,477,000	Subordinate	4.47377%(8)	49	1.750%	3.74	Mar04 – Mar08	AA / N/R
B-2	2,583,000	Subordinate	5.21877%(10)	49	2.508%	3.74	Mar04 – Mar08	A+ / Baa3
Non-Offered Certificates								
A-1X	484,397,000(11)	Senior, Notional IO	1.18000%(6)	Not Offered				AAA / Aaa
B-1X	22,477,000(11)	Subordinate, Notional IO	0.74500%(9)	Not Offered				AA / N/R
B-3	3,100,000	Subordinate	5.21877%(10)	Not Offered				BBB / N/R
B-4	1,808,000	Subordinate	5.21877%(10)	Not Offered				BB / N/R
B-5	1,292,000	Subordinate	5.21877%(10)	Not Offered				B / N/R
B-6	1,033,647	Subordinate	5.21877%(10)	Not Offered				N/R / N/R
P	100(12)	N/A	N/A	Not Offered				N/R / N/R
Total	**$516,690,647**							

(1) Approximate, subject to adjustment as described in the Prospectus Supplement.

(2) Subject to a variance of +/- 5%.

(3) Values approximate due to rounding.

(4) To earlier of 10% Option Termination and Weighted Average Reset Date at the Pricing Speed.

(5) The pass-through rate for the Class A-1 Certificates for the Interest Accrual Period for each Distribution Date through and including the Distribution Date in March 2008 will be a *per annum* rate equal to the excess of the weighted average of the net mortgage rates of the Mortgage Loans, weighted on the basis of the outstanding principal balances of the Mortgage Loans, as of the first day of the month immediately prior to the month in which the relevant Distribution Date occurs (after taking into account scheduled payments of principal on that date), over 1.1800%. The pass-through rate for the Class A-1 Certificates for the Interest Accrual Period for each Distribution Date following the Distribution Date in March 2008 will be a *per annum* rate equal to the excess of the weighted average of the net mortgage rates of the Mortgage Loans, weighted on the basis of the outstanding principal balances of the Mortgage Loans, as of the first day of the month immediately prior to the month in which such relevant Distribution Date occurs (after taking into account scheduled payments of principal on that date), over 0.75800%.

(6) The pass-through rate for the Class A-1X Certificates for the Interest Accrual Period for each Distribution Date through and including the Distribution Date in March 2008 will be a *per annum* rate equal to 1.18000%. The pass-through rate for the Class A-1X Certificates for the Interest Accrual Period for each Distribution Date following the Distribution Date in March 2008 will be a *per annum* rate equal to 0.75800%.

(7) The pass-through rate for the Class A-R Certificates for the Interest Accrual Period for each Distribution Date will be a *per annum* rate equal to the weighted average of the net mortgage rates of the Mortgage Loans, weighted on the basis of the outstanding principal balances of the Mortgage Loans, as of the first day of the month immediately prior to the month in which the relevant Distribution Date occurs (after taking into account scheduled payments of principal on that date).

(8) The pass-through rate for the Class B-1 Certificates for the Interest Accrual Period for each Distribution Date through and including the Distribution Date in March 2008 will be a *per annum* rate equal to the excess of the weighted average of the net mortgage rates of the Mortgage Loans, weighted on the basis of the outstanding principal balances of the Mortgage Loans, as of the first day of the month immediately prior to the month in which the relevant Distribution Date occurs (after taking into account scheduled payments of principal on that date), over 0.74500%. The pass-through rate for the Class B-1 Certificates for the Interest Accrual Period for each Distribution Date following the Distribution Date in March 2008 will be a *per annum* rate equal to the excess of the weighted average of the net mortgage rates of the Mortgage Loans, weighted on the basis of the outstanding principal balances of the Mortgage Loans, as of the first day of the month immediately prior to the month in which such relevant Distribution Date occurs (after taking into account scheduled payments of principal on that date), over 0.75800%.

(9) The pass-through rate for the Class B-1X Certificates for the Interest Accrual Period for each Distribution Date through and including the Distribution Date in March 2008 will be a *per annum* rate equal to 0.74500%. The pass-through rate for the Class B-1X Certificates for the Interest Accrual Period for each Distribution Date following the Distribution Date in March 2008 will be a *per annum* rate equal to 0.75800%.

(10) The pass-through rate for each of the Class B-2 Certificates, Class B-3 Certificates, Class B-4 Certificates, Class B-5 Certificates, and Class B-6 Certificates for the Interest Accrual Period for each Distribution Date will be a *per annum* rate equal to the weighted average of the net mortgage rates of the Mortgage Loans, weighted on the basis of the outstanding principal balances of the Mortgage Loans, as of the first day of the month immediately prior to the month in which the relevant Distribution Date occurs (after taking into account scheduled payments of principal on that date).

(11) The Class A-1X Certificates and Class B-1X Certificates are interest-only certificates and will not be entitled to distributions in respect of principal. The Class A-1X Certificates and Class B-1X Certificates will bear interest on their respective notional amounts.

(12) The Class P Certificates will not be entitled to distributions in respect of principal. The Class P Certificates will be entitled to all prepayment premiums or charges received by the Master Servicer in respect of the Mortgage Loans.

Transaction Summary

Relevant Parties

Trust:	Residential Asset Securitization Trust, Series 2004-IndyPort1
Depositor:	IndyMac MBS, Inc.
Seller and Master Servicer:	IndyMac Bank F.S.B.
Underwriter:	UBS Securities LLC
Co-Manager:	Deutsche Bank Securities, Inc.
Trustee:	Deutsche Bank National Trust Company

Relevant Dates

Cut-Off Date:	The close of business on February 1, 2004. References to percentages or balances of the Mortgage Loans as of the Cut-Off Date are based on the scheduled principal balance of the Mortgage Loans on such date.
Expected Pricing Date:	On or about February [18], 2004
Expected Closing Date:	On or about February [24], 2004
Expected Settlement Date:	On or about February [24], 2004
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.
Distribution Date:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in March 2004.
Legal Maturity Date:	January 25, 2034. This date represents the Distribution Date occurring in the month following the maturity date of the latest maturing Mortgage Loan.

Designations

Senior Certificates:	The Class A-1 Certificates, Class A-1X Certificates, and Class A-R Certificates.
Subordinate Certificates:	The Class B-1 Certificates, Class B-1X Certificates, Class B-2 Certificates, Class B-3 Certificates, Class B-4 Certificates, Class B-5 Certificates, and Class B-6 Certificates.

Collateral

Mortgage Loans:	The Trust's main source of funds for making distributions on the certificates will be collections on a pool of closed-end, adjustable-rate loans secured by first-lien mortgages or deeds of trust on residential one- to three-family properties. As of the Cut-Off Date, the Mortgage Loans consist of 1,055 adjustable-rate mortgage loans with an aggregate scheduled principal balance of approximately $516,690,647 with principal balances at origination that do not conform to Fannie Mae loan limits.

Transaction Summary

Other Terms

Interest Accrual Period: For each class of certificates, the calendar month immediately preceding the month in which the relevant Distribution Date occurs.

Interest Accrual Basis: For each class of certificates, interest will accrue during the related Interest Accrual Period on the basis of a 360-day year consisting of twelve 30-day months. Each class of certificates will settle with accrued interest and will have a 24-day payment delay.

Pricing Speed: 25% CPR.

Optional Termination: The Master Servicer may, at its sole discretion, purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date.

Credit Enhancement: Credit enhancement is intended to reduce the harm caused to holders of certificates by shortfalls in payments collected on or realized losses attributed to the Mortgage Loans. Credit enhancements can reduce the effects of such shortfalls and/or losses on all classes of certificates, or they can allocate shortfalls and/or losses so they affect some classes of certificates before others. On each Distribution Date, the classes of certificates that are lower in order of payment priority will not receive payments of interest or principal until the classes that are higher in order of payment priority have been paid.

The Senior Certificates will receive distributions of interest and principal, as applicable, before the Subordinate Certificates are entitled to receive interest or principal. In addition, each class of Subordinate Certificates will receive distributions of interest and principal prior to any other class of Subordinate Certificates with a higher alphanumeric class designation. The Subordinate Certificates, in reverse order of alphanumeric class designation, will absorb most losses on the Mortgage Loans, other than certain excess losses as described in the Prospectus Supplement, prior to other classes of certificates.

Tax Status: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: If you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, you should consult with counsel as to whether you can buy or hold an offered certificate. The residual certificates may not be purchased or transferred to such a plan.

SMMEA Eligibility: The Class A-1 Certificates, Class A-1X Certificates, Class B-1 Certificates, and Class B-1X Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Form of Registration: It is expected that delivery of the certificates will be made in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, which may include delivery through Clearstream, Société Anonyme or Euroclear System, on or about February [24], 2004 against payment therefore in immediately available funds.

Price / Yield Analysis

To earlier of 10% Optional Termination and Weighted Average Reset Date

Class A-1 Certificates

PRICE	PREPAYMENT SPEED (CPR) 15%	20%	25%	35%	50%	60%	70%
100-24	3.652	3.613	3.567	3.457	3.203	2.952	2.640
100-25	3.641	3.599	3.553	3.439	3.177	2.918	2.597
100-26	3.629	3.586	3.538	3.421	3.150	2.884	2.554
100-27	3.617	3.573	3.524	3.403	3.124	2.850	2.510
100-28	3.605	3.560	3.509	3.385	3.098	2.816	2.467
100-29	3.594	3.547	3.495	3.366	3.071	2.782	2.424
100-30	3.582	3.534	3.480	3.348	3.045	2.748	2.381
100-31	3.570	3.521	3.465	3.330	3.019	2.714	2.337
101-00	3.558	3.508	3.451	3.312	2.993	2.681	2.294
101-01	3.547	3.495	3.436	3.294	2.966	2.647	2.251
101-02	3.535	3.482	3.422	3.276	2.940	2.613	2.208
101-03	3.523	3.469	3.407	3.258	2.914	2.579	2.165
101-04	3.512	3.456	3.393	3.240	2.888	2.545	2.122
101-05	3.500	3.443	3.378	3.222	2.862	2.512	2.079
101-06	3.488	3.430	3.364	3.204	2.835	2.478	2.036
101-07	3.476	3.417	3.349	3.186	2.809	2.444	1.993
101-08	3.465	3.404	3.335	3.168	2.783	2.411	1.950
Spread at Center Price	108	120	130	144	148	133	103
Wtd. Avg. Life	2.86	2.56	2.28	1.82	1.23	0.94	0.73
Mod. Duration	2.631	2.363	2.123	1.706	1.176	0.913	0.715
Principal Window	Mar04 - Mar08	Mar04 - Mar08	Mar04 - Mar08	Mar04 - Mar08	Mar04 - May07	Mar04 - Aug06	Mar04 - Jan06
1yr CMT	1.21	1.21	1.21	1.21	1.21	1.21	1.21

Price / Yield Analysis

To earlier of 10% Optional Termination and Weighted Average Reset Date

Class B-1 Certificates

	PREPAYMENT SPEED (CPR)						
PRICE	15%	20%	25%	35%	50%	60%	70%
99-24	4.454	4.460	4.465	4.471	4.494	4.490	4.482
99-25	4.445	4.451	4.455	4.461	4.481	4.473	4.460
99-26	4.436	4.442	4.446	4.451	4.468	4.457	4.438
99-27	4.428	4.433	4.437	4.441	4.454	4.440	4.417
99-28	4.419	4.424	4.428	4.431	4.441	4.423	4.395
99-29	4.410	4.415	4.418	4.420	4.428	4.406	4.373
99-30	4.401	4.406	4.409	4.410	4.414	4.390	4.351
99-31	4.392	4.397	4.400	4.400	4.401	4.373	4.330
100-00	4.384	4.388	4.391	4.390	4.388	4.356	4.308
100-01	4.375	4.379	4.381	4.380	4.375	4.340	4.286
100-02	4.366	4.370	4.372	4.370	4.361	4.323	4.265
100-03	4.357	4.362	4.363	4.360	4.348	4.306	4.243
100-04	4.349	4.353	4.354	4.350	4.335	4.290	4.221
100-05	4.340	4.344	4.344	4.340	4.321	4.273	4.199
100-06	4.331	4.335	4.335	4.330	4.308	4.257	4.178
100-07	4.322	4.326	4.326	4.320	4.295	4.240	4.156
100-08	4.314	4.317	4.317	4.310	4.282	4.223	4.134
Spread at Center Price	180	184	190	203	243	268	285
Wtd. Avg. Life	3.96	3.89	3.74	3.41	2.54	2.00	1.52
Mod. Duration	3.556	3.493	3.368	3.087	2.342	1.870	1.434
Principal Window	Mar04 - Mar08	Mar04 - Mar08	Mar04 - Mar08	Mar04 - Mar08	Mar04 - May07	Mar04 - Aug06	Mar04 - Jan06
1yr CMT	1.21	1.21	1.21	1.21	1.21	1.21	1.21

Price / Yield Analysis

To earlier of 10% Optional Termination and Weighted Average Reset Date

Class B-2 Certificates

		PREPAYMENT SPEED (CPR)						
		15%	20%	25%	35%	50%	60%	70%
PRICE	100-12+	5.017	5.020	5.017	5.005	4.957	4.878	4.758
	100-13+	5.009	5.011	5.008	4.995	4.943	4.861	4.736
	100-14+	5.000	5.002	4.999	4.985	4.930	4.845	4.715
	100-15+	4.991	4.993	4.989	4.974	4.917	4.828	4.693
	100-16+	4.982	4.984	4.980	4.964	4.903	4.811	4.671
	100-17+	4.973	4.975	4.971	4.954	4.890	4.794	4.649
	100-18+	4.964	4.966	4.961	4.944	4.877	4.778	4.627
	100-19+	4.955	4.957	4.952	4.934	4.863	4.761	4.606
	100-20+	4.947	4.948	4.943	4.923	4.850	4.744	4.584
	100-21+	4.938	4.939	4.933	4.913	4.836	4.728	4.562
	100-22+	4.929	4.930	4.924	4.903	4.823	4.711	4.541
	100-23+	4.920	4.921	4.915	4.893	4.810	4.694	4.519
	100-24+	4.911	4.912	4.905	4.883	4.796	4.678	4.497
	100-25+	4.902	4.903	4.896	4.873	4.783	4.661	4.476
	100-26+	4.894	4.894	4.887	4.863	4.770	4.644	4.454
	100-27+	4.885	4.885	4.877	4.852	4.756	4.628	4.432
	100-28+	4.876	4.876	4.868	4.842	4.743	4.611	4.411

Spread at Center Price	236	240	245	257	290	307	313
Wtd. Avg. Life	3.96	3.89	3.74	3.41	2.54	2.00	1.52
Mod. Duration	3.498	3.438	3.317	3.043	2.317	1.854	1.425
Principal Window	Mar04 - Mar08	Mar04 - Mar08	Mar04 - Mar08	Mar04 - Mar08	Mar04 - May07	Mar04 - Aug06	Mar04 - Jan06
1yr CMT	1.21	1.21	1.21	1.21	1.21	1.21	1.21

DESCRIPTION OF THE MORTGAGE LOANS

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	1,055	
Aggregate Current Unpaid Principal Balance:	$516,690,647.03	$59,044.01 - $2,953,599.80
Average Current Unpaid Principal Balance:	$489,754.17	
Aggregate Original Principal Balance:	$524,588,386.00	$334,400.00 - $3,000,000.00
Average Original Principal Balance:	$497,240.18	
Weighted Average Gross Mortgage Rate:	5.469%	3.875% - 7.750%
Weighted Average Net Mortgage Rate:	5.219%	3.625% - 7.500%
Weighted Average Next Rate Adjustment Date:	March 2008	July 2006 – December 2008
Weighted Average Gross Margin:	2.758%	2.250% - 4.000%
Weighted Average Initial Periodic Rate Cap:	5.000%	5.000% - 5.000%
Weighted Average Subsequent Periodic Rate Cap:	2.000%	2.000% - 2.000%
Weighted Average Maximum Mortgage Rate:	11.637%	9.625% - 13.750%
Weighted Average FICO Score:	705	620 - 814
Weighted Average Original LTV Ratio:	69.02%	16.18%% - 80.00%
Weighted Average Remaining Term (months):	349	329 - 358
Weighted Average Original Term (months):	360	360 - 360
Geographic Distribution (Top 5):	CA 62.74%	
	NY 7.33%	
	CO 3.14%	
	NJ 2.81%	
	CT 2.67%	

DESCRIPTION OF THE MORTGAGE LOANS

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
0.01 - 100,000.00	1	$59,044.01	0.01%
200,000.01 - 300,000.00	1	228,929.38	0.04
300,000.01 - 400,000.00	382	139,884,772.36	27.07
400,000.01 - 500,000.00	327	146,059,863.11	28.27
500,000.01 - 600,000.00	178	97,431,585.99	18.86
600,000.01 - 700,000.00	99	63,137,341.54	12.22
700,000.01 - 800,000.00	23	16,973,238.27	3.28
800,000.01 - 900,000.00	10	8,500,106.44	1.65
900,000.01 - 1,000,000.00	14	13,538,292.51	2.62
1,000,000.01 - 1,250,000.00	5	5,663,024.14	1.10
1,250,000.01 - 1,500,000.00	9	12,104,700.55	2.34
1,500,000.01 - 1,750,000.00	3	5,032,916.95	0.97
2,000,000.01 - 2,250,000.00	1	2,242,302.77	0.43
2,750,000.01 - 3,000,000.00	2	5,834,529.01	1.13
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

Original Principal Balance ($)	Number of Loans	Original Principal Balance	% of Pool by Orig. Principal Balance
300,000.01 - 400,000.00	371	$137,326,727.00	26.18%
400,000.01 - 500,000.00	333	149,579,865.00	28.51
500,000.01 - 600,000.00	177	97,385,213.00	18.56
600,000.01 - 700,000.00	100	63,929,125.00	12.19
700,000.01 - 800,000.00	27	19,891,991.00	3.79
800,000.01 - 900,000.00	12	10,300,850.00	1.96
900,000.01 - 1,000,000.00	14	13,671,315.00	2.61
1,000,000.01 - 1,250,000.00	6	6,942,000.00	1.32
1,250,000.01 - 1,500,000.00	9	12,255,630.00	2.34
1,500,000.01 - 1,750,000.00	3	5,105,670.00	0.97
2,250,000.01 - 2,500,000.00	1	2,275,000.00	0.43
2,750,000.01 - 3,000,000.00	2	5,925,000.00	1.13
TOTAL	**1,055**	**$524,588,386.00**	**100.00%**

DESCRIPTION OF THE MORTGAGE LOANS

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
3.500 - 3.999	1	$382,720.27	0.07%
4.000 - 4.499	28	17,656,129.89	3.42
4.500 - 4.999	130	60,616,976.11	11.73
5.000 - 5.499	406	192,797,863.00	37.31
5.500 - 5.999	318	153,555,742.04	29.72
6.000 - 6.499	108	53,481,273.66	10.35
6.500 - 6.999	51	30,149,707.13	5.84
7.000 - 7.499	10	5,707,608.04	1.10
7.500 - 7.999	3	2,342,626.89	0.45
TOTAL	1,055	$516,690,647.03	100.00%

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
July 2006	1	$593,273.92	0.11%
September 2006	1	583,450.97	0.11
August 2007	4	2,012,216.48	0.39
September 2007	19	9,438,688.10	1.83
October 2007	77	43,924,094.47	8.50
November 2007	106	52,127,455.08	10.09
December 2007	95	44,758,783.12	8.66
January 2008	92	44,043,219.48	8.52
February 2008	65	30,410,106.69	5.89
March 2008	49	25,821,497.69	5.00
April 2008	125	59,383,252.34	11.49
May 2008	88	42,056,301.69	8.14
June 2008	53	23,775,260.32	4.60
July 2008	19	9,148,503.03	1.77
August 2008	101	51,773,846.18	10.02
September 2008	90	42,360,367.17	8.20
October 2008	45	22,547,251.76	4.36
November 2008	22	10,435,970.88	2.02
December 2008	3	1,497,107.66	0.29
TOTAL	1,055	$516,690,647.03	100.00%

DESCRIPTION OF THE MORTGAGE LOANS

Gross Margin (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
2.250 - 2.499	3	$919,985.08	0.18%
2.500 - 2.749	1	700,317.36	0.14
2.750 - 2.999	1,038	508,033,639.59	98.32
3.000 - 3.249	5	2,403,230.16	0.47
3.250 - 3.499	1	534,493.69	0.10
3.500 - 3.749	6	3,619,084.50	0.70
4.000 - 4.249	1	479,896.65	0.09
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

Initial Periodic Rate Cap (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
5.000	1,055	$516,690,647.03	100.00%
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

Subsequent Periodic Rate Cap (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
2.000	1,055	$516,690,647.03	100.00%
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

DESCRIPTION OF THE MORTGAGE LOANS

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
9.500 - 9.999	7	$2,955,902.55	0.57%
10.000 - 10.499	31	18,517,568.21	3.58
10.500 - 10.999	124	57,915,036.55	11.21
11.000 - 11.499	243	119,549,030.99	23.14
11.500 - 11.999	332	159,883,957.81	30.94
12.000 - 12.499	188	89,656,896.28	17.35
12.500 - 12.999	107	55,403,063.77	10.72
13.000 - 13.499	18	9,258,752.92	1.79
13.500 - 13.999	5	3,550,437.95	0.69
TOTAL	1,055	$516,690,647.03	100.00%

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
620 - 639	92	$43,967,436.01	8.51%
640 - 659	127	62,733,629.77	12.14
660 - 679	151	71,750,927.18	13.89
680 - 699	141	70,590,402.99	13.66
700 - 719	133	68,295,203.69	13.22
720 - 739	130	62,542,896.36	12.10
740 - 759	107	53,204,810.81	10.30
760 - 779	110	53,602,067.92	10.37
780 - 799	54	24,306,200.96	4.70
800 or above	10	5,697,071.34	1.10
TOTAL	1,055	$516,690,647.03	100.00%

DESCRIPTION OF THE MORTGAGE LOANS

Original LTV Ratio (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
25.00 or below	3	$1,312,870.63	0.25%
25.01 - 30.00	5	3,035,027.94	0.59
30.01 - 35.00	13	8,504,607.11	1.65
35.01 - 40.00	10	4,798,574.15	0.93
40.01 - 45.00	20	13,960,324.02	2.70
45.01 - 50.00	30	15,476,232.38	3.00
50.01 - 55.00	49	25,697,471.64	4.97
55.01 - 60.00	56	27,752,574.50	5.37
60.01 - 65.00	107	61,028,980.97	11.81
65.01 - 70.00	132	69,049,286.23	13.36
70.01 - 75.00	184	85,298,895.07	16.51
75.01 - 80.00	446	200,775,802.39	38.86
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
California	667	$324,147,144.98	62.74%
New York	81	37,865,977.79	7.33
Colorado	33	16,232,703.79	3.14
New Jersey	32	14,515,683.29	2.81
Connecticut	24	13,820,276.54	2.67
Massachusetts	21	10,430,884.24	2.02
Arizona	20	9,169,001.74	1.77
Florida	14	7,731,402.57	1.50
Virginia	16	7,664,206.71	1.48
Illinois	16	7,290,333.35	1.41
Other	131	67,823,032.03	13.13
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
Refinance – Cash-Out	424	$199,116,152.18	38.54%
Refinance – Rate/Term	354	184,674,350.53	35.74
Purchase	277	132,900,144.32	25.72
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

DESCRIPTION OF THE MORTGAGE LOANS

Remaining Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
321 - 330	1	$593,273.92	0.11%
331 - 340	1	583,450.97	0.11
341 - 350	632	311,919,313.45	60.37
351 - 360	421	203,594,608.69	39.40
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

Original Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
360	1,055	$516,690,647.03	100.00%
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
Reduced Doc.	449	$222,913,697.28	43.14%
Full Doc.	381	188,269,573.71	36.44
No Doc. (Zero Doc.)	120	52,246,502.22	10.11
Reduced Doc. No Ratio	95	48,588,354.57	9.40
No Income No Asset	10	4,672,519.25	0.90
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

DESCRIPTION OF THE MORTGAGE LOANS

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
Primary Home	965	$474,096,121.28	91.76%
Investor	63	28,946,809.11	5.60
Secondary Home	27	13,647,716.64	2.64
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
Single Family Detached	768	$378,790,507.99	73.31%
PUD Detached	193	92,280,058.09	17.86
Low Rise Condo (2-4 floors)	52	23,309,811.59	4.51
Two Family	30	15,804,857.25	3.06
Townhouse	7	2,971,207.41	0.58
Three Family	3	2,262,825.51	0.44
High Rise Condo (gt 8 floors)	2	1,271,379.19	0.25
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance
0	846	$411,395,079.13	79.62%
12	32	16,970,004.45	3.28
24	5	2,149,172.28	0.42
36	169	84,689,452.18	16.39
60	3	1,486,938.99	0.29
TOTAL	**1,055**	**$516,690,647.03**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Shahid Quraishi	(212) 713-2728
Paul Scialabba	(212) 713-9832
Brian Bowes	(212) 713-2860
Glenn McIntyre	(212) 713-3180
Marina Tukhin	(212) 713-2616
Michael Boyle	(212) 713-4129
Anthony Beshara	(212) 713-2804
Verdi Contente	(212) 713-2713
Michael Braylovsky	(212) 713-3744

Moody's

Dhruv Mohindra	Tel:	(212) 553-4143
	Email:	dhruv.mohindra@moodys.com

Standard & Poors

Venkat Veerubhotla	Tel:	(212) 438-6612
	Email:	venkat_veerubhotla@sandp.com

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